UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number: 001-36129

OneMain Holdings, Inc.
(Exact Name of Registrant as Specified in its Charter)
Delaware	27-3379612
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

601 N.W. Second Street,
Evansville, IN 47708
(Address of Principal Executive Offices) (Zip Code)

Telephone: (812) 424-8031
(Registrant’s Telephone Number, Including Area Code)

May 22, 2018

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
NOTICE OF CHANGE IN A MAJORITY OF THE BOARD OF DIRECTORS

May 22, 2018

This Information Statement is being mailed to holders of record, as of March 9, 2018, of shares of common stock, par value $0.01 per share, of OneMain Holdings, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED UNDER THIS INFORMATION STATEMENT.

If you have questions about or would like additional copies of this Information Statement, you should contact OneMain Holdings, Inc. at 601 N.W. Second Street, Evansville, IN 47708, Attention: Secretary.

By Order of the Board of Directors of OneMain Holdings, Inc.

Jay N. Levine President & CEO

May 22, 2018
Evansville, Indiana

INTRODUCTION

This Information Statement is being furnished by OneMain Holdings, Inc. (the “Company,” “OneMain,” “we,” “us” or “our”) pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act (“Rule 14f-1”). This Information Statement is being provided solely for informational purposes and not in connection with a vote or other required action of our stockholders.

This Information Statement is first being mailed on or about May 22, 2018 to the holders of record as of the close of business on March 9, 2018 (the “Record Date”) of our common stock, par value $0.01 per share (“Company Common Stock”), regarding an anticipated change in a majority of the members of our board of directors (the “Board”) in connection with a change in control pursuant to that certain Share Purchase Agreement, dated January 3, 2018 (the “Purchase Agreement”), by and among OMH Holdings, L.P., a Delaware limited partnership managed by affiliates of Apollo Global Management, LLC (“Purchaser”), Springleaf Financial Holdings, LLC, a Delaware limited liability company (“SFH” or “Seller”), and us.

Pursuant to the Purchase Agreement, Seller has agreed to sell to Purchaser, and Purchaser has agreed to purchase from Seller, a total of 54,937,500 shares of Company Common Stock owned by Seller (the “Purchased Shares”), which represents approximately 40.5% of the outstanding shares of Company Common Stock, as of the Record Date, at a purchase price per share of $26.00, for an aggregate purchase price of approximately $1,428,375,000 in cash (the “Private Sale”). The closing of the Private Sale (the “Closing”) is expected to occur on or after June 1, 2018 (the “Closing Date”). As contemplated by the Purchase Agreement, effective as of the Closing:

•	the size of the Board will be increased to nine (9) directors;
•	three (3) of the then-existing directors of the Board, who are Wesley R. Edens, Douglas L. Jacobs and Ronald M. Lott, will resign;
•	Matthew R. Michelini, Peter B. Sinensky, Marc E. Becker, Aneek S. Mamik, Valerie Soranno Keating and Richard A. Smith will be appointed as members of the Board; and
•	Jay N. Levine will be appointed as Chairman of the Board.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which has been filed as Exhibit 10.1 to OneMain’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2018.

Pursuant to Rule 14f-1, we are required to file with the SEC and transmit to our stockholders this Information Statement at least 10 days before the change in a majority of the members of our Board may become effective. For more information regarding these matters, see the section of this Information Statement entitled “Change in Control”.

No vote or other action is required by our stockholders in connection with this Information Statement. Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Private Sale. All OneMain filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

VOTING SECURITIES OF THE COMPANY

The Company has two classes of authorized capital stock: preferred stock, $0.01 par value, of the Company (“Preferred Stock”) and Company Common Stock. As of the Record Date there were (i) 2,000,000,000 shares of Company Common Stock authorized and 135,678,509 shares of Company Common Stock issued and outstanding and (ii) 300,000,000 shares of Preferred Stock authorized and no shares of Preferred Stock issued and outstanding. Company Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Company Common Stock entitles the holder thereof to one vote on each matter submitted to a vote or consent of the Company’s stockholders. No vote or other action is required by our stockholders in connection with this Information Statement.

Change in Control

Pursuant to the Purchase Agreement, in connection with the Closing, because of the reconstitution of the Board, as discussed below, there will be a change of control of the Company. The purchase price for the Purchased Shares in the Private Sale is approximately $1,428,375,000. The Purchased Shares represent approximately 40.5% of the issued and outstanding shares of Company Common Stock, as of the Record Date. Accordingly, following the Private Sale, Purchaser will be the Company’s largest stockholder but will own less than a majority of the issued and outstanding Company Common Stock.

As of the Closing, Purchaser will be entitled to designate a number of directors equal to the majority of the Board plus one director (see “Information Concerning Executive Officers and Directors – Expected Directors Following the Closing” on page 6) for so long as Purchaser (together with any permitted transferees) beneficially owns at least 33% of the outstanding shares of Company Common Stock and other securities of the Company entitled to vote generally in the election of directors of the Company.

The completion of the Private Sale remains subject to various conditions, including, among others:

(i)	the receipt of certain regulatory approvals and consents, including receipt of approvals, licenses or consents from applicable state regulatory authorities governing consumer lending and insurance in the various states in which the Company and/or any Company subsidiary operates;
(ii)	the execution and delivery of the Amended and Restated Stockholders Agreement, by and between the Company and Purchaser (the “Amended and Restated Stockholders Agreement”); and
(iii)	subject to certain materiality exceptions, the accuracy of the representations and warranties made by the Company, Seller and Purchaser and the compliance by each of the Company, Seller and Purchaser with their respective obligations under the Purchase Agreement.

The completion of the Private Sale is not subject to any financing contingency.

There can be no assurance that the Private Sale will be completed.

For more information regarding these matters, see the section of this Information Statement entitled “Certain Relationships and Related Party Transactions.”

In addition, in connection with the transactions contemplated by the Purchase Agreement, effective as of the Closing:

•	the size of the Board will be increased to nine (9) directors;
•	three (3) of the then-existing directors of the Board, who are Wesley R. Edens, Douglas L. Jacobs and Ronald M. Lott, will resign;
•	Matthew R. Michelini, Peter B. Sinensky, Marc E. Becker, Aneek S. Mamik, Valerie Soranno Keating and Richard A. Smith will be appointed as members of the Board; and
•	Jay Levine will be appointed as Chairman of the Board.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which has been filed as Exhibit 10.1 to OneMain’s Current Report on Form 8-K, filed with the SEC on January 4, 2018.

INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS

Current Directors

The following table sets forth information regarding the Company’s current directors. There is no immediate family relationship between or among any of the current executive officers or directors, and the Company is not aware of any arrangement or understanding between any current executive officer or director and any other person pursuant to which he or she was elected to his or her current position.

NAME	AGE	Director Class	DIRECTOR SINCE
Wesley R. Edens	56	Chairman of the Board, Class III Director	2010

Jay N. Levine	56	Class I Director	2011

Roy A. Guthrie	64	Class I Director	2012

Douglas L. Jacobs	70	Class II Director	2010

Ronald M. Lott	58	Class III Director	2013

Anahaita N. Kotval	50	Class II Director	2012

Set forth below is a brief description of the background and business experience of our current directors:

Jay N. Levine, age 56
Director of the Company since 2011; President and Chief Executive Officer

Mr. Levine has served as President and CEO and as a director of the Company since October 1, 2011. Mr. Levine served as President and Chief Executive Officer and as a director of Capmark Financial Group Inc. (“Capmark”) (a commercial real estate finance company) from December 2008 until February 2011. On October 25, 2009, Capmark and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Capmark and certain of its subsidiaries emerged from bankruptcy on September 30, 2011.

From 2000 to 2008, Mr. Levine served as President, Chief Executive Officer (Co-Chief Executive Officer from March 2000 until January 2007) and a member of the board of directors of Royal Bank of Scotland Global Banking & Markets, North America (a banking and financial services company), and Chief Executive Officer of its predecessor entity, RBS Greenwich Capital (a financial services company), with responsibility for the company’s institutional business in the United States. Previously, Mr. Levine was co-head of the Mortgage and Asset Backed Departments at RBS Greenwich Capital.

Mr. Levine’s extensive experience in the financial industry and his previous experience as an executive officer and director of financial services companies allow him to provide the Board with a broad perspective of our industry and led the Board to conclude that he should serve as a director.

Wesley R. Edens, age 56
Director and Chairman of the Board since 2010

Mr. Edens was elected to the Board on November 30, 2010 and elected as Chairman of the Board on September 13, 2011. He is the founding principal and Co-Chairman of the board of directors of Fortress Investment Group LLC (“Fortress”) (a global investment management firm) and has been a principal and the Chairman of the Management Committee of Fortress since co-founding Fortress in May 1998. Investment funds managed by affiliates of Fortress indirectly owned approximately 40.5% of the voting interests in the Company as of the Record Date. Previously, Mr. Edens served as Chief Executive Officer of Fortress from inception to August 2009. Mr. Edens has primary investment oversight of Fortress’ private equity and publicly traded alternative businesses. He is the Chairman of the board of directors of each of New Media Investment Group Inc. (a publisher of print and online media), New Senior Investment Group Inc. (a real estate investment trust with a diversified portfolio of senior housing properties located across the United States), and Drive Shack Inc. (f/k/a Newcastle Investment Corp.) (a real estate investment and finance company). He is a director of Mapeley Limited (a large full service real estate outsourcing and investment company in the United Kingdom).

Mr. Edens previously served on the board of the following publicly traded companies and registered investment companies: Florida East Coast Railway Corp. (a freight railway company), from December 2007 to June 30, 2017; Fortress Transportation and Infrastructure Investors LLC (which owns and acquires high quality infrastructure and equipment essential for the transportation of goods and people globally), from May 2015 to May 2016; Intrawest Resorts Holdings Inc. (a resort and adventure company), from January 2014 to July 2017; Gaming and Leisure Properties, Inc. (an owner and operator in the gaming and racing industry), from October 2013 to October 2016; Nationstar Mortgage Holdings Inc. (“Nationstar”) (a residential mortgage loan originator and servicer), from 2012 to July 2016; New Residential Investment Corp. (“New Residential”) (a real estate investment trust primarily focused on investing in residential real estate related assets), from April 2013 to May 2016; Brookdale Senior Living Inc., from September 2005 to June 2014; GAGFAH S.A., from September 2006 to June 2014; PENN National Gaming Inc., from October 2008 to November 2013; GateHouse Media Inc., from June 2005 to November 2013; Aircastle Limited, from August 2006 to August 2012; RailAmerica Inc., from November 2006 to October 2012; Eurocastle Investment Limited, from August 2003 to November 2011; Whistler Blackcomb Holdings Inc., from October 2010 to November 2012; Fortress Registered Investment Trust, from December 1999 until deregistered with the SEC in September 2011; and FRIT PINN LLC, from November 2001 until deregistered with the SEC in September 2011.

Prior to forming Fortress, Mr. Edens was a partner and managing director of BlackRock Financial Management Inc. (an investment management firm), where he headed BlackRock Asset Investors, a private equity fund. In addition, Mr. Edens was formerly a partner and managing director of Lehman Brothers.

Mr. Edens’ extensive credit, private equity finance and management expertise, extensive experience as an officer and director of public companies and his deep familiarity with our Company led the Board to conclude that Mr. Edens should serve as a director.

Roy A. Guthrie, age 64
Director of the Company since 2012; Chair of the Compensation Committee and member of the Audit and Compliance Committees

Mr. Guthrie was elected as a director in December 2012. Mr. Guthrie currently serves as Chief Executive Officer and Chairman of the Executive Committee of the Board of Directors of Renovate America Inc., a privately-held leading provider of Home Energy Renovation Opportunity (HERO) loans in the United States through Property Assessed Clean Energy (PACE) programs. He previously served as Executive Vice President and Chief Financial Officer of Discover Financial Services (“Discover”) from 2005 through April 2011. He retired from Discover in January 2012. Mr. Guthrie also previously served as a director of Discover Bank, a subsidiary of Discover, from 2006 through the end of 2011. Discover is a direct banking and payment services company and is a publicly held bank holding company that is listed on the New York Stock Exchange (“NYSE”). Discover offers credit cards, student loans, personal loans and deposit products through its subsidiary, Discover Bank. Prior to joining Discover, Mr. Guthrie was President and Chief Executive Officer of CitiFinancial International, LTD, a consumer finance business of Citigroup Inc. (“Citigroup”) (a global banking institution), from 2000 to 2004. In addition, Mr. Guthrie served on Citigroup’s management committee during this period of time. Mr. Guthrie also served as the President and Chief Executive Officer of CitiCapital from 2000 to 2001. Mr. Guthrie served as Chief Financial Officer of Associates First Capital Corporation (a consumer finance lender) from 1996 to 2000, while it was a public company, and served as a member of its board of directors from 1998 to 2000. Prior to that, Mr. Guthrie served in various positions at Associates First Capital Corporation, including Corporate Controller from 1989 to 1996.

He has also served as a director and member of the Audit Committee of Nationstar (a residential mortgage loan originator and servicer) since February 2012, and as a director and Chairman of the Risk Committee of Synchrony Financial (a private label credit card issuer) since July 2014. Mr. Guthrie also served as a director and Chairman of the Audit Committee of Lifelock, Inc. (an identity theft protection company) from October 2012 until February 2017, as a director of Student Loan Corporation from December 2010 until January 2012, as a director of Enova International, Inc. from January 2012 until July 2012, as a director of Bluestem Brands, Inc. from November 2010 until September 2014, as a director of Dell Bank International from September 2012 until September 2014, and as a director of Garrison Capital LLC from June 2011 until August 2015.

Mr. Guthrie’s experience as a chief financial officer of two publicly traded companies, his vast experience with and knowledge of the consumer finance industry, his experience and background in finance and accounting and his experience as a director and executive officer of publicly traded companies led the Board to conclude that he should serve as a director.

Douglas L. Jacobs, age 70
Director of the Company since 2010; Chair of the Audit Committee and member of the Compliance Committee

Mr. Jacobs was elected to the Board as a director on November 30, 2010. He is also a director of New Residential (a real estate investment trust focused on investing in and managing investments related to residential real estate), where he chairs the Audit Committee, and is a director, Treasurer and Chairman of the Finance Committee of Care New England (a health care system). Mr. Jacobs was previously a director of Fortress (a global investment management firm) until December 2017, where he chaired the Audit Committee and was a member of the Compensation Committee. Investment funds managed by affiliates of Fortress indirectly owned approximately 40.5% of the voting interests in the Company, as of the Record Date. Mr. Jacobs was also previously a director of Clear Channel Outdoor (an international outdoor advertising company) until February 2018, where he chaired the Audit Committee and was a member of the Compensation Committee, Doral Financial Corporation (a financial services company) until February 2015, where he was a member of the Dividend Committee, and ACA Capital Holdings, Inc. (a financial guaranty company) from November 2004 to mid-2008, where he was Chairman of the Audit Committee and a member of the Compensation and Risk Management Committees. Mr. Jacobs was a director and Chairman of the Audit Committee for Global Signal Inc. (an owner, operator and lessor of towers and other communication structures for wireless communications) from February 2004 until January 2007, and also was a director of Hanover Capital Mortgage Holdings, Inc. (a mortgage REIT) from 2003 until 2007. From 1988 to 2003, Mr. Jacobs was an Executive Vice President and Treasurer at FleetBoston Financial Group (a financial services firm) (“FleetBoston”), managing the company’s funding, securitization, capital, and asset and liability management activities in addition to its securities, derivatives, and mortgage loan portfolios. Prior to joining FleetBoston, Mr. Jacobs was active in a variety of positions at Citicorp (a global banking institution) for over 17 years, culminating in his role as Division Executive of the Mortgage Finance Group.

Mr. Jacobs’ extensive finance and management expertise and experience serving on public company boards and committees led the Board to conclude that he should serve as a director. The Board has also determined that Mr. Jacobs is an “audit committee financial expert” within the meaning of Item 407(d)(5)(ii) of Regulation S-K for purposes of membership on the Audit Committee.

Ronald M. Lott, age 58
Director of the Company since December 5, 2013; Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee

Mr. Lott, a member of the Pro and College Football Halls of Fame, is a business owner and management consultant. He is Chief Executive Officer of Lott Auto Ventures, LLC and has been a co-partner and owner of a series of auto dealerships that today includes Tracy Toyota (California) and previously included Mercedes Benz of Medford, California and Stan Morris Chrysler in Tracy, California. He has served as a director of GSV Capital Corp. (a publicly traded investment fund that invests in high-growth, venture-backed private companies) since February 2015. He is also a director of the National Football Foundation College Hall of Fame. In 1999, Mr. Lott co-founded HRJ Capital, L.L.C., an investment management firm, remaining as a managing partner through 2009, until it was sold. Mr. Lott also is a consultant for TVU Networks, a product and service company for the television industry, and H. Barton Asset Management, LLC, an investment company. Mr. Lott played 14 seasons in the National Football League before retiring from professional football in 1994.

Mr. Lott’s inspirational leadership, contacts, and extensive business and management experience led the Board to conclude that Mr. Lott should serve as a director.

Anahaita N. Kotval, age 50
Director of the Company since 2012; Chair of the Compliance Committee and member of the Audit and Nominating and Corporate Governance Committees

Ms. Kotval has served as a director since December 2012. Since May 2017, Ms. Kotval has served as the Executive Director for Lifting Up Westchester, a non-profit organization that provides employment, housing and other support to assist homeless and other low income individuals and families in achieving self-sufficiency. From November 2011 to May 2017, Ms. Kotval served as Chief Operating Officer and General Counsel of Inspirica, Inc. (a nonprofit organization providing residential, case management, counseling, job training, and job and housing placement services for homeless individuals and families). From October 1998 to October 2011, Ms. Kotval served in various positions with RBS Securities Inc. (formerly Greenwich Capital Markets, Inc.), a U.S. broker-dealer and affiliate of The Royal Bank of Scotland plc, including serving as its General Counsel from 2007 until October 2011, Deputy General Counsel from 2004 until 2007 and Associate General Counsel from 1998 until 2004. Prior to her employment at RBS Securities Inc., Ms. Kotval spent five years in the Enforcement Division of the SEC’s New York Regional Office, where she investigated and prosecuted violations of the federal securities laws.

Ms. Kotval’s extensive management, legal and regulatory compliance expertise led the Board to conclude that she should serve as a director.

Expected Directors Following the Closing

The following table sets forth information regarding the Company’s expected directors following the Closing. If, prior to the date the new directors take office, any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by the party that designated such unavailable director. There is no immediate family relationship between or among any of the current executive officers or directors or expected directors, and the Company is not aware of any arrangement or understanding between any current executive officer or director or expected director and any other person pursuant to which he or she was elected to his or her current position.

NAME	AGE	Director Class	DIRECTOR SINCE
Jay N. Levine	56	Class I Director	2011

Roy A. Guthrie	64	Class I Director	2012

Peter B. Sinensky	32	Class I Director	2018*

Anahaita N. Kotval	50	Class II Director	2012

Matthew R. Michelini	36	Class II Director	2018*

Marc E. Becker	45	Class II Director	2018*

Aneek S. Mamik	39	Class III Director	2018*

Richard A. Smith	64	Class III Director	2018*

Valerie Soranno Keating	54	Class III Director	2018*

*Will be appointed to the Board effective as of the Closing of the Private Sale.

Set forth below is a brief description of the background and business experience of our expected directors as of the Closing (other than current directors):

Aneek S. Mamik, age 39

Aneek S. Mamik will serve as a Class III Director and serve as a director until the 2019 annual meeting of stockholders of the Company or until his successor is duly elected and qualified or until his earlier death, resignation or removal.

Mr. Mamik is a Senior Managing Director at Värde and is the head of Värde Partners (“Värde”) North American Specialty Finance private equity business. He joined Värde in 2016. Prior to joining Värde, Mr. Mamik spent 15 years at General Electric, where he most recently led mergers and acquisitions for GE Capital Headquarters. He led the IPO and subsequent $20B stock split off of Synchrony Financial, the largest in history. Mr. Mamik pursued acquisitions globally as part of GE Capital’s expansion and led some of the largest transactions in specialty finance. While at GE Capital, Mr. Mamik also had senior executive experience in capital allocation, strategy and finance across consumer and commercial lending. Mr. Mamik serves on several boards including Fairstone Financial, CreditShop LLC and Deephaven. Mr. Mamik received a Bachelor’s degree in Accounting and a Master’s in Business from Monash University in Australia. He qualified as a member of the Institute of Chartered Accountants in Australia.

Mr. Mamik was not provided with any compensation by the Company in connection with his appointment.

Mr. Mamik’s extensive experience in the consumer finance industry, private equity experience and familiarity with the Company led to Mr. Mamik’s nomination to the Board.

Richard A. Smith, age 64

Richard A. Smith will serve as a Class III Director and serve as a director until the 2019 annual meeting of stockholders of the Company or until his successor is duly elected and qualified or until his earlier death, resignation or removal.

Mr. Smith is the retired chairman, chief executive officer and president of Realogy Holdings Corp. (“Realogy”), a global leader in residential real estate franchising with company-owned real estate brokerage operations as well as relocation, title and settlement services. Prior to his retirement in December 2017, Mr. Smith led Realogy’s business operations for 21 years. Under Mr. Smith’s leadership, Realogy was recognized as one of the World’s Most Ethical Companies by Ethisphere Institute for seven consecutive years. In 2012, the Company completed one of the largest initial public offerings of the year, and in 2014 it acquired ZipRealty Inc. to leverage its innovative technology platform across Realogy’s franchise brands and company-owned brokerage operations in the United States.

On October 16, 2017, Smith was elected to the board of directors of Total Systems Services, Inc, a NYSE-listed company headquartered in Columbus, Georgia.

Mr. Smith is a former member of the Business Roundtable, an association of chief executive officers of leading U.S. companies, a former commissioner on the Bipartisan Policy Center’s Housing Commission and previously served on the executive committee of the Policy Advisory Board for Harvard University’s Joint Center for Housing Studies.

Mr. Smith was not provided with any compensation by the Company in connection with his appointment. Mr. Smith’s experience and success as a chief executive officer of a public company led to his nomination to the Board.

Valerie Soranno Keating, age 54

Valerie Soranno Keating will serve as a Class III Director and serve as a director until the 2019 annual meeting of stockholders of the Company or until her successor is duly elected and qualified or until her earlier death, resignation or removal.

Ms. Soranno Keating has been senior advisor to a number of private equity firms in the U.S. and Europe since 2017. From November 2009 through May 2015, she was the chief executive officer of Barclaycard, the global payments division of Barclays PLC (“Barclays”), with $60 billion in assets and over 30 million customers throughout the U.S., Europe and South Africa. Businesses in the Barclaycard portfolio included consumer credit, charge and prepaid cards, digital and in-store sales finance, commercial payments, online personal loans, online deposits, digital merchant offers, wearable payment devices and merchant acquiring. Before joining Barclays, Ms. Soranno Keating held a variety of executive positions at American Express Company from May 1993 through May 2009 including President, Travelers Cheques & Prepaid Services, Executive Vice President Global Commercial Services, Executive Vice President Global Merchant Services, Emerging Global Businesses & Network Expansion, and Vice President Corporate Strategic Planning. Prior to that, she was a management consultant at AT Kearney, Inc. from September 1985 through July 1991, and at the Amherst Group Limited from July 1991 through May 1993. Ms. Soranno Keating has served on a number of boards including American Express Incentive Services from June 2001 through July 2007, Travelers Cheques Associates Ltd. from June 2002 through July 2007, Junior Achievement International from January 2003 through June 2009, Harbor Payments, Inc. from May 2008 through June 2009, Barclays Bank of Delaware as Chairman of the Board from January 2010 through August 2015, Visa Europe from October 2011 through August 2015 and Apexx Fintech Limited since July 2017. Ms. Soranno Keating holds a Bachelor of Science Degree in Business Administration from Lehigh University. She brings to the Board over 20 years of experience in both executive and board roles across a broad spectrum of lending and payments and related businesses.

Ms. Soranno Keating was not provided with any compensation by the Company in connection with her appointment. Ms. Soranno Keating’s success as the chief executive officer of Barclaycard, as well as her many years of experience in and knowledge of the consumer finance industry led to Ms. Soranno Keating’s nomination to the Board.

Peter B. Sinensky, age 32

Peter B. Sinensky will serve as a Class I Director and serve as a director until the 2020 annual meeting of stockholders of the Company or until his successor is duly elected and qualified or until his earlier death, resignation or removal.

Mr. Sinensky joined the Private Equity division of Apollo Global Management, LLC (“Apollo”) in 2011. Prior to joining Apollo, Mr. Sinensky was a member of the Mergers and Acquisitions group at J.P. Morgan. He currently serves on the board of directors of New VAC Intermediate Holdings B.V. and previously served on the board of directors of Vectra Co. Mr. Sinensky graduated with high honors from the Kelley School of Business at Indiana University with a B.S. in Finance and Accounting.

Mr. Sinensky was not provided with any compensation by the Company in connection with his appointment. Mr. Sinensky’s experience in the consumer finance industry, extensive private equity experience and familiarity with the Company led to Mr. Sinensky’s nomination to the Board.

Marc E. Becker, age 45

Marc E. Becker will serve as a Class II Director and serve as a director until the 2021 annual meeting of stockholders of the Company or until his successor is duly elected and qualified or until his earlier death, resignation or removal.

Mr. Becker joined Apollo in 1996 and is a Senior Partner based in New York. Prior to joining Apollo, Mr. Becker was employed by Smith Barney Inc. within its Investment Banking division. Mr. Becker currently serves on the board of directors of ADT Inc. and Sun Country Airlines. Mr. Becker has previously served on the board of directors of Pinnacle Agricultural Holdings, LLC, Affinion Group Holdings, Inc., CEVA Holdings LLC, Vantium Management, L.P., Realogy, SourceHOV Holdings, Inc., EVERTEC Group, LLC., Novitex Holdings, Inc. and Mount Sinai Children’s Center Foundation. Mr. Becker is actively involved in a number of non-profit organizations and serves as a board member of the TEAK Fellowship and Park Avenue Synagogue. Mr. Becker graduated cum laude with a B.S. in Economics from the University of Pennsylvania’s Wharton School of Business.

Mr. Becker was not provided with any compensation by the Company in connection with his appointment. Mr. Becker’s vast and diverse array of experience serving on boards of directors, as well as his experience with customer-facing companies, led to Mr. Becker’s nomination to the Board.

Matthew R. Michelini, age 36

Matthew R. Michelini will serve as a Class II Director and serve as a director until the 2021 annual meeting of stockholders of the Company or until his successor is duly elected and qualified or until his earlier death, resignation or removal.

Mr. Michelini is a Partner at Apollo, having joined Apollo in 2006. Prior to joining Apollo, Mr. Michelini was a member of the mergers and acquisitions group of Lazard Frères & Co. from 2004 to 2006. Mr. Michelini serves on the board of directors of AAM GP Ltd., Athene Holding Ltd. and Aleris Corporation. He previously served on the board of directors of Metals USA Holdings Corp., Noranda Aluminum Holding Corporation and Warrior Met Coal, Inc. Mr. Michelini graduated from Princeton University with a B.S. in Mathematics and a Certificate in Finance and received his MBA from Columbia University.

Mr. Michelini was not provided with any compensation by the Company in connection with his appointment. Mr. Michelini’s experience in the consumer finance industry, extensive private equity experience and familiarity with the Company led to Mr. Michelini’s nomination to the Board.

EXECUTIVE COMPENSATION

Information about the Company’s executive compensation for the last three fiscal years is incorporated by reference to the information presented in the sections captioned “Executive Compensation” in the Company’s definitive proxy statement for the 2018 Annual Meeting of Stockholders, which was filed with the SEC on Schedule 14A on March 29, 2018 (the “Proxy Statement”).

DIRECTOR COMPENSATION

During 2017, Jay N. Levine (President and Chief Executive Officer) was the only director of the Board who was also an employee of the Company, and he did not receive any compensation for serving on the Board or any of its committees.

The total 2017 compensation of our non-employee directors is shown in the following table. We do not separately compensate our non-independent directors, Messrs. Levine and Edens, for their Board or committee service.

Director	Service	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Roy A. Guthrie	Board Meetings	75,000	—	—
	Committees	50,000	—	—
	Total	125,000	100,000	—	225,000
Douglas L. Jacobs	Board Meetings	75,000	—	—
	Committees	40,000	—	—
	Total	115,000	100,000	8,878	223,878
Anahaita Kotval	Board Meetings	75,000	—	—
	Committees	55,000	—	—
	Total	130,000	100,000	—	230,000
Ronald M. Lott	Board Meetings	75,000	—	—
	Committees	25,000	—	—
	Total	100,000	100,000	—	200,000
Wesley R. Edens(3)		—	—	—	—
(1)	As of December 31, 2017, our independent directors, Messrs. Guthrie, Jacobs and Lott and Ms. Kotval, each held 4,516 unvested Restricted Stock Units (“RSU”) that were granted on January 1, 2017, with a grant date fair value of $100,000. These RSUs fully vested on January 2, 2018. As of the Record Date, our independent directors, Messrs. Guthrie, Jacobs and Lott and Ms. Kotval, each held 4,232 unvested RSUs that were granted on January 1, 2018, with a grant date fair value of approximately $110,000. These RSUs fully vest on January 2, 2019.
(2)	Represents reimbursement for tax preparation and filing fees incurred in connection with amending 2014 and 2015 tax returns, as well as any tax penalties and interest on underpayment of taxes associated therewith, as described above.
(3)	Mr. Edens is employed by Fortress and is not compensated for services as director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of May 17, 2018, the beneficial ownership of shares of Company Common Stock held by: (i) each present director; (ii) the Company’s “named executive officers” within the meaning of Item 402 of Regulation S-K; (iii) all directors and executive officers of the Company, as a group; (iv) each stockholder known to the Company to beneficially own more than 5% of Company Common Stock; and (v) Matthew R. Michelini, Peter B. Sinensky, Marc E. Becker, Aneek S. Mamik, Richard A. Smith and Valerie Soranno Keating, who, as described above, will be appointed as members of the Board, effective upon the Closing. As of May 17, 2018, there were 135,707,188 shares of the Company Common Stock issued and outstanding.

Beneficial ownership means that the individual has or shares voting power or dispositive power with respect to the shares of Company Common Stock or that the individual has the right to acquire the shares within 60 days following May 17, 2018. Unless otherwise stated, the address for each beneficial owner is c/o OneMain Holdings, Inc., 601 NW Second Street, Evansville, IN 47708, Attention: Secretary.

Name	Nature and Amount of Beneficial Ownership
	Shares Owned (#)	Percentage
Named Executive Officers and Directors:
Jay N. Levine	3,080,000	2.27%
Bradford D. Borchers	93,100	*
David P. Hogan	62,970	*
Robert A. Hurzeler	147,868	*
Scott T. Parker(2)	88,550	*
Wesley R. Edens(3)	54,962,500	40.50%
Roy A. Guthrie(1)	18,313	*
Douglas L. Jacobs(1)	18,313	*
Anahaita N. Kotval	23,313	*
Ronald M. Lott(1)	11,282	*
All current directors and executive officers as a group (10 persons)(2)(4)(5)	59,583,743	43.91%
Matthew R. Michelini	0	*
Peter B. Sinensky	0	*
Marc E. Becker	0	*
Aneek S. Mamik	1,100	*
Richard A. Smith	0	*
Valerie Soranno Keating	0	*
All directors and executive officers as of immediately following the Closing as a group (13 persons)(2)(4)(5)	4,592,748	3.38%
5% Stockholders:
Springleaf Financial Holdings, LLC(6)(7)	54,937,500	40.48%
FMR LLC(8)	12,167,891	8.97%

* Indicates less than one percent (1%).

(1)	Includes, with respect to each of the following directors, the following number of beneficially owned shares that the person has the right to acquire within 60 days following May 17, 2018: Mr. Guthrie—4,516 shares; Mr. Jacobs—4,516; and Mr. Lott—903 shares. For each director other than Messrs. Levine and Edens, excludes 4,232 shares underlying unvested RSUs. Also, for Mr. Lott, excludes 3,613 shares that are subject to a deferral election pursuant to which Mr. Lott may not acquire such shares within 60 days following May 17, 2018.

(2)	Effective upon the Closing, Mr. Parker is entitled to the accelerated vesting of 116,959 shares underlying unvested RSUs. Accordingly, Mr. Parker may be deemed to beneficially own such 116,959 shares if the Closing occurs within the next 60 days.
(3)	Includes 54,937,500 shares held by SFH that are beneficially owned by certain private equity funds managed by Fortress. Mr. Edens is an affiliate of Fortress and may be deemed to beneficially own the shares of our common stock held by SFH, although he disclaims beneficial ownership of any such shares held by SFH except to the extent of his indirect pecuniary interest, if any, in them.
(4)	Includes, with respect to all directors and executive officers as of May 17, 2018, as a group, 9,935 beneficially owned shares that may be acquired within 60 days following May 17, 2018.
(5)	Includes John C. Anderson (1,192,917 beneficially owned shares) and Lawrence Skeats (40,687 beneficially owned shares); excludes Bradford D. Borchers and David P. Hogan.
(6)	SFH beneficially owns and has shared voting and dispositive power over 54,937,500 shares of our common stock. FCFI Acquisition LLC (“FCFI”) beneficially owns 100% of the shares of our common stock beneficially owned by SFH. Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund D), L.P., Fortress Investment Fund V (Fund E) L.P., Fortress Investment Fund V (Fund F) L.P. and Fortress Investment Fund V (Fund G) L.P. (collectively, the “Fund V Funds”) collectively own 100% of FCFI. FIG LLC is the investment manager of each of the Fund V Funds. Fortress Operating Entity I LP (“FOE I”) is the 100% owner of FIG LLC. FIG Corp. is the general partner of FOE I. FIG Corp. is a wholly owned subsidiary of Fortress Investment Group LLC (collectively, the “Fortress Parties”). Each of the Fortress Parties may be deemed a beneficial owner of shares of our common stock beneficially owned by FCFI. The address for the Fortress Parties is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105, Attention: Michael Cohn.
(7)	See the discussion below under the caption “Certain Relationships and Related Party Transactions—Transactions with Affiliates—Share Purchase Agreement.”
(8)	As reported on a Schedule 13G/A filed with the SEC on February 13, 2018, FMR LLC (“FMR”) reported that it is the beneficial owner of 12,167,891 shares of our common stock representing 8.989% of our issued and outstanding common stock as of December 31, 2017. FMR reported that is has sole dispositive power over 12,167,891 shares of common stock. FMR also reported that it has sole voting power over 202,832 shares of common stock. In the Schedule 13G/A filed by FMR, FMR disclosed the following: Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FMR LLC, certain of its subsidiaries and affiliates, and other companies (collectively, the “FMR Reporters”). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FMR Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998). The address for FMR LLC is 245 Summer Street, Boston, MA 02210.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires certain of the Company’s directors and officers and persons who beneficially own more than 10% of a registered class of the Company equity securities to file initial statements of beneficial ownership of securities and statements of changes in beneficial ownership of securities with the SEC. To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to all of its reporting persons were complied with during the fiscal year ended December 31, 2017.

CORPORATE GOVERNANCE

Governing Documents

The following primary documents make up the Company’s corporate governance framework:

•	Corporate Governance Guidelines (“Governance Guidelines”)
•	Audit Committee Charter
•	Compensation Committee Charter
•	Nominating and Corporate Governance (“NCG”) Committee Charter
•	Compliance Committee Charter
•	Code of Business Conduct and Ethics (“Code of Conduct”)
•	Code of Ethics for the Principal Executive and Senior Financial Officers (“Principal Officer Code”)

These documents are accessible on the Company’s website at www.onemainfinancial.com by clicking on “Investor Relations” at the bottom of the webpage and then “Corporate Governance.” You also may obtain a free copy of any of these documents by sending a written request to OneMain Holdings, Inc., 601 NW Second Street, Evansville, Indiana 47708, Attention: Secretary. We intend to disclose any material amendments to or waivers of our Code of Conduct and Principal Officer Code requiring disclosure under applicable SEC or NYSE rules on our website within four business days of the date of any such amendment or waiver in lieu of filing a Current Report on Form 8-K pursuant to Item 5.05 thereof.

Corporate Governance Guidelines

The Governance Guidelines, which are available on our website as outlined above, set forth the Company’s primary principles and policies regarding corporate governance. The Governance Guidelines are reviewed from time to time as deemed appropriate by the Board. The Governance Guidelines are supplemented by the Code of Conduct and the Principal Officer Code, as well as by policies and procedures addressing specific topics and practices.

Codes of Business Conduct and Ethics

The Board adopted a Code of Conduct to help ensure that the Company abides by applicable laws and corporate governance standards. This code applies to all directors, employees and officers, including our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Principal Accounting Officer and Controller. The Board has also adopted a Principal Officer Code that applies to our CEO, CFO, and Principal Accounting Officer. The Code of Conduct and the Principal Officer Code are available on our website as outlined above.

Board’s Role in Risk Oversight

While management is responsible for day-to-day risk management of the Company’s operations, the Board is responsible for overseeing enterprise-wide risks. The Board uses its standing committees (more fully discussed below) to monitor and address what may be within the scope of each committee’s expertise or charter. For example, the Audit Committee oversees the financial statements, accounting and auditing functions and related risk; the Compensation Committee oversees the Company’s compensation programs, including goals, objectives, performance and compensation for our CEO and other executive officers, and the compensation disclosure in proxy statements; and the NCG Committee oversees director qualifications, Board structure and corporate governance matters. The Board also has created (i) a Compliance Committee to oversee regulatory compliance matters and risks relating to the Company’s operations and business, which provides regular reports to the Board, and (ii) a Transaction Committee formed for the purpose of evaluating strategic alternatives and consisting solely of independent directors. In addition to getting information from its committees, the Board also receives updates directly from members of management. In this regard, Mr. Levine, due to his position as both CEO and director of the Company, is particularly important in communicating with other members of management and keeping the Board updated on the important aspects of the Company’s operations.

Independent Directors

The Company recognizes the importance of having an independent Board that is accountable to the Company and its stockholders. Accordingly, the Governance Guidelines (a copy of which may be found in the

“Investor Relations—Corporate Governance” section of the Company’s website) provide that a majority of the Board’s directors shall be independent in accordance with the NYSE listing standards. Our Board has affirmatively determined that Ms. Kotval and Messrs. Guthrie, Jacobs and Lott are “independent” under Section 303A.02(b) of the NYSE listing standards. In making these determinations, the Board considered all relevant facts and circumstances, as required by applicable NYSE listing standards.

Our Board has also undertaken a review of the independence of the proposed directors and has affirmatively determined that each of Messrs. Becker, Mamik, Michelini, Sinensky and Smith and Ms. Soranno Keating is “independent” under Section 303A.02(b) of the NYSE listing standards. In making these determinations, the Board considered all relevant facts and circumstances, as required by applicable NYSE listing standards, including without limitation questionnaires submitted by such individuals.

Board, Committee and Annual Meeting Attendance

The Board held sixteen meetings during 2017. Each director attended at least 75% of the total number of meetings of the Board and committees held during the period he or she served, except for Mr. Edens. Mr. Edens’ views were represented at the meetings by Mr. Levine. Directors are invited and encouraged, but are not required, to attend the Company’s annual meeting of stockholders. One of the Company’s directors attended the Company’s 2018 Annual Meeting of Stockholders.

Presiding Non-Management Director and Executive Sessions

The Company’s non-management and independent directors met in executive session without management five times in 2017. Roy Guthrie is the non-management director appointed to preside at each executive session.

Communications with the Board of Directors

Any Company stockholder or other interested party who wishes to communicate with the Board or any of its members may do so by writing to: Board of Directors (or one or more named directors), c/o Jack R. Erkilla, Senior Vice President, Deputy General Counsel & Secretary, OneMain Holdings, Inc., 601 NW Second Street, Evansville, Indiana 47708.

Communications with the Audit Committee

Complaints and concerns relating to the Company’s accounting, financial reporting, internal accounting controls or auditing matters (together, “Accounting Matters”) should be communicated to the Audit Committee of the Board. Any such communications may be made on an anonymous basis. Employee concerns or complaints may be reported to the Audit Committee through a third-party vendor, Global Compliance (Navex Global), that has been retained by the Audit Committee for this purpose. Global Compliance may be contacted toll-free at (855) 296-9088, or via the Internet at www.onemainfinancial.alertline.com. Outside parties, including stockholders, may bring issues regarding Accounting Matters to the attention of the Audit Committee by writing to: Audit Committee, c/o Jack R. Erkilla, Senior Vice President, Deputy General Counsel & Secretary, OneMain Holdings, Inc., 601 NW Second Street, Evansville, Indiana 47708.

All complaints and concerns will be reviewed under the direction of the Audit Committee and overseen by the General Counsel and other appropriate persons as determined by the Audit Committee. The General Counsel also prepares a periodic summary report of all such communications for the Audit Committee.

Committees of the Board of Directors

The Board has four principal standing committees, the Audit, NCG, Compensation, and Compliance Committees, as well as an Executive Committee and Transaction Committee. The Audit Committee, the NCG Committee and the Compensation Committee consist entirely of non-employee directors, and the Board has determined that each member of these committees is “independent” within the meaning of the NYSE listing standards. Members of the Compliance Committee are not required to be independent directors. Each of the Board’s four principal standing committees (i.e., the Audit, NCG, Compensation, and Compliance Committees) operates pursuant to a written charter and each such charter is available on the Company’s website at www.onemainfinancial.com and is also available to stockholders upon written request, addressed to OneMain Holdings, Inc., 601 NW Second Street, Evansville, IN 47708, Attention: Secretary.

Set forth below is a brief description of our current committees:

Audit Committee

The Audit Committee’s responsibilities and purposes are to: (i) assist the Board in its oversight of: (a) the integrity of the Company’s financial statements; (b) the Company’s compliance with legal and regulatory requirements; (c) the annual independent audit of the Company’s financial statements, the engagement of the independent registered public accounting firm and the evaluation of the independent registered public accounting firm’s qualifications, independence and performance; and (d) the performance of the Company’s financial reporting process and internal audit function; (ii) determine whether to recommend to the stockholders the appointment, retention or termination of the Company’s independent registered public accounting firm; and (iii) pre-approve all audit, audit-related and other services, if any, to be provided by the independent registered public accounting firm. The Audit Committee also participates in the certification process relating to the filing of certain periodic reports pursuant to the Exchange Act, and prepares the Report of the Audit Committee required under the proxy rules of the SEC to be included in the proxy statement for each annual meeting of stockholders.

The members of the Audit Committee are Messrs. Jacobs (Chair) and Guthrie and Ms. Kotval. The Board has determined that: (i) each member of the Audit Committee is “independent”; (ii) each member of the Audit Committee is “financially literate”; and (iii) Mr. Jacobs is an “audit committee financial expert,” as such terms are defined under the Exchange Act or the NYSE listing standards, as applicable. The Audit Committee met ten times in 2017.

Nominating and Corporate Governance Committee

The NCG Committee’s responsibilities and purposes are to: (i) identify and recommend to the Board individuals qualified to serve as directors of the Company and on committees of the Board; (ii) advise the Board as to the Board’s composition, procedures and committees; (iii) develop and recommend to the Board a set of corporate governance guidelines and maintain and update such guidelines, as appropriate; (iv) review, approve or ratify related party transactions and other matters that may pose conflicts of interest; and (v) oversee the evaluation of the Board. For more information regarding the process for identifying and evaluating nominees for director, see the section of this Information Statement entitled “Corporate Governance—Criteria and Procedures for Selection of Director Nominees”.

The members of the NCG Committee are Mr. Lott (Chair) and Ms. Kotval. The Board has determined that Mr. Lott and Ms. Kotval are “independent” within the meaning of the NYSE listing standards. The NCG Committee met five times in 2017.

Compensation Committee

The Compensation Committee’s responsibilities and purposes are to: (i) oversee the Company’s compensation and employee benefit plans and practices, including its executive compensation plans, incentive-compensation and equity-compensation plans; (ii) evaluate the performance of the CEO and other executive officers; (iii) review and discuss with management the Company’s Compensation Discussion and Analysis to be included in the Company’s annual proxy statement and annual report filed with the SEC; and (iv) prepare the Compensation Committee Report as required by the rules of the SEC. The Compensation Committee also has the authority to retain and terminate compensation consultants, including approval of the terms and fees of any such arrangement.

Additional information regarding the Compensation Committee’s processes and procedures for consideration of director compensation and executive compensation are set forth in the Proxy Statement under “Executive Compensation—Independent Director Compensation” and “Executive Compensation—Compensation Discussion and Analysis,” respectively.

The Compensation Committee may form subcommittees for any purpose that the Compensation Committee deems appropriate and may delegate to such subcommittees such power and authority as the Compensation Committee deems appropriate, except that no subcommittee shall consist of fewer than two members and that the Compensation Committee shall not delegate to a subcommittee any power or authority required by any law, regulation or listing standard to be exercised by the Compensation Committee as a whole.

The members of the Compensation Committee are Messrs. Guthrie (Chair) and Lott. The Board has determined that each member of the Compensation Committee is “independent” within the meaning of the NYSE listing standards.

The “independent” directors who are appointed to the Compensation Committee are also “non-employee” directors, as defined in Rule 16b-3(b)(3) under the Exchange Act. The Compensation Committee met eight times in 2017.

Compliance Committee

The Compliance Committee’s primary responsibility is to oversee the Company’s efforts to ensure compliance with laws and regulations and related programs, policies and procedures, other than matters of financial reporting compliance, which are the responsibility of the Audit Committee.

Among other things, the Compliance Committee assists the Board in its oversight function with respect to (i) ensuring that the Company has an effective compliance program; (ii) monitoring regulatory risks and ensuring that there are appropriate policies, procedures and controls to address them; (iii) fostering good relationships with regulators; and (iv) identifying changes to laws, regulations and best practices that may require changes to compliance programs or business practices.

The Compliance Committee consists of both director and non-director members. Ms. Kotval and Messrs. Guthrie and Jacobs are the director members, with Ms. Kotval serving as Chair. The Compliance Committee met five times in 2017.

Executive Committee

The Executive Committee serves as an administrative committee of the Board to act upon and facilitate the consideration by senior management and the Board of certain high-level business and strategic matters. Our Executive Committee currently consists of Messrs. Edens and Levine.

Transaction Committee

In accordance with the Company’s Amended and Restated Bylaws, as amended (the “Bylaws”), in September 2017, the Board established and designated Messrs. Guthrie and Lott and Ms. Kotval, each an independent director, to serve on the Transaction Committee of the Board for the purpose of evaluating strategic alternatives. In accordance with the foregoing, transaction committee fees in an amount equal to (i) $45,000 will be paid to Mr. Guthrie (as Chairman) and (ii) $35,000 will be paid to Mr. Lott and Ms. Kotval. The Transaction Committee met eighteen times in 2017 and twice in 2018.

Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Messrs. Guthrie (Chair) and Lott. None of our executive officers currently serves as a member of the board of directors or as a member of a compensation committee of any other company that has an executive officer serving as a member of the Board or the Compensation Committee. None of the individuals who served on the Compensation Committee during 2017 and none of the current members of the Compensation Committee are current or former officers or employees of the Company. Additionally, none of the individuals who currently serve as members of the Compensation Committee or who served as members of the Compensation Committee during 2017 has had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K.

Audit Committee Report

The Audit Committee is a standing committee of the Board of Directors of the Company that comprises solely non-employee directors who have been affirmatively determined to be “independent” within the meaning of the NYSE Listing Standards and Section 10A of the Exchange Act. The Audit Committee operates pursuant to a written charter that is available under the Corporate Governance tab in the Investor Relations section of the Company’s website at http://investor.onemainfinancial.com and is also available to stockholders upon request, addressed to OneMain Holdings, Inc., 601 NW Second Street, Evansville, IN 47708, Attention: Secretary.

The Company’s management is responsible for the preparation of the Company’s consolidated financial statements and the Company’s overall financial reporting process. PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, is responsible for expressing opinions on the conformity of the Company’s audited consolidated financial statements with GAAP. The Audit Committee’s responsibility is to monitor and oversee these processes. The Audit Committee is also solely responsible for the selection and termination of the Company’s independent registered public accounting firm, including the approval of audit fees and any permissible non-audit services provided by and fees paid to the independent registered public accounting firm. See “Corporate Governance—Committees of the Board—Audit Committee” above for additional information regarding the role and responsibilities of the Audit Committee.

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2017, the Audit Committee:

•	reviewed and discussed the Company’s audited consolidated financial statements with management;
•	discussed with the Company’s independent registered public accounting firm, PricewaterhouseCoopers LLP, the matters required to be discussed by Auditing Standard No. 1301—Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board (the “PCAOB”); and
•	received the written disclosures and the letters from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding PricewaterhouseCoopers LLP’s communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

Based upon these reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company’s audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, for filing with the SEC.

Audit Committee of the Board of Directors Douglas L. Jacobs, Chairman Roy A. Guthrie Anahaita N. Kotval

Criteria and Procedures for Selection of Director Nominees

Although the Board retains ultimate responsibility for nominating members for election to the Board, the NCG Committee of the Board conducts the initial screening and evaluation process. Although there are no minimum qualifications, skills or qualities required to be nominated for election, as provided in the Company’s Governance Guidelines, director nominees, including those directors eligible to stand for re-election, are selected based on, among other things, the following factors:

•	whether the nominee has demonstrated, by significant accomplishment in his or her field, an ability to make meaningful contributions to the Board’s oversight of the business and affairs of the Company;
•	the nominee’s reputation for honesty and ethical conduct in his or her personal and professional activities;
•	experiences, skills and expertise;
•	diversity;
•	business judgment;
•	composition of the Board;
•	requirements of applicable laws and NYSE listing standards;
•	time availability and dedication; and
•	conflicts of interest.

While the NCG Committee has not adopted a formal diversity policy for the selection of director nominees, diversity is one of the factors that the NCG Committee considers in identifying director nominees. In considering diversity, in particular, the NCG Committee considers general principles of diversity in the broadest sense. The

NCG Committee seeks to recommend the nomination of directors who represent different qualities and attributes and a mix of professional and personal backgrounds and experiences that will enhance the quality of the Board’s deliberations and oversight of our business.

In conducting the screening and evaluation of potential director nominees, the NCG Committee considers candidates recommended by directors and the Company’s management, as well as recommendations from Company stockholders. While the NCG Committee’s Charter and our Governance Guidelines provide that the NCG Committee may, if it deems appropriate, establish procedures to be followed by stockholders in submitting recommendations for director candidates, the NCG Committee has not, at this time, put in place a formal policy with regard to such procedures. This is because our Bylaws include procedures for stockholders to nominate candidates to serve on the Board for election at any annual meeting or at any special meeting called for the purpose of electing directors. The Board believes that it is appropriate for the Company not to have a specific policy since stockholders may submit recommendations for director candidates by following the procedures set forth in the Bylaws, as summarized below.

The Bylaws require a stockholder who desires to nominate a candidate for election to the Board at an annual meeting to timely submit certain information to OneMain Holdings, Inc., 601 NW Second Street, Evansville, Indiana 47708, Attention: Secretary. This information includes, among other things:

•	the stockholder’s name and address, and the class, series and number of shares that he or she beneficially owns;
•	a representation that the stockholder is a holder of record as of the record date and intends to appear in person or by proxy at the annual meeting;
•	the name, address and certain other information regarding the stockholder’s nominee for director;
•	a description of any arrangement or understanding between the stockholder and the director nominee or any other person (naming such person(s)) in connection with the making of such nomination to the Board; and
•	a completed questionnaire with respect to the prospective nominee’s background and the background of any other person on whose behalf the nomination is being made, and certain written representations and agreements from such persons concerning their independence and compliance with applicable laws.

To be timely, a stockholder must submit the information required by the Bylaws not less than 90 days nor more than 120 days in advance of the anniversary date of the immediately preceding annual meeting of stockholders. The Bylaws include special notice provisions if no annual meeting was held in the previous year, or if the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the preceding annual meeting. While these provisions of the Bylaws permit a stockholder to nominate a candidate for election to the Board, such nominations will be subject to certain rights of SFH discussed below under the caption “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transaction Policy and Procedures

Under SEC rules, a related person is an officer, director, nominee for director or beneficial holder of more than 5% of any class of our voting securities or an immediate family member of any of the foregoing. We have adopted a written policy that outlines procedures for approving any transactions in which a related person has a direct or indirect material interest and the aggregate amount involved is expected to exceed $120,000. As provided in such policy and in the charter of the NCG Committee and except as the Board may otherwise determine from time to time, the NCG Committee is responsible for reviewing and approving in advance (or ratifying, as the case may be) any related party transactions. In determining whether to approve or ratify a related party transaction, the NCG Committee takes into account, among other factors it deems appropriate, benefits to the Company, whether the terms are generally available to unrelated third parties, and the extent of the related party’s interest in the transaction. In addition, the NCG Committee has delegated authority to its chair to approve or ratify any related party transactions between committee meetings.

Stockholders Agreement

General

On October 15, 2013, the Company entered into a Stockholders Agreement (the “Stockholders Agreement”) with Seller. As discussed further below, the Stockholders Agreement provides certain rights to the Seller and Fortress with respect to the designation of directors for nomination and election to the Board, as well as registration rights for certain of our securities beneficially owned, directly or indirectly, by the Seller and Fortress and its affiliates and permitted transferees. As used in the Stockholders Agreement, “Fortress Affiliate Stockholder” means (i) any director of the Company who may be deemed an affiliate (within the meaning of Rule 12b-2 under the Exchange Act, except by reason of investment in the Company) of Fortress, (ii) any director or officer of Fortress, and (iii) any investment funds (including any managed accounts) managed directly or indirectly by Fortress or its affiliates. “Stockholders” includes the Seller, each Fortress Affiliate Stockholder and permitted transferees.

Our Stockholders Agreement provides that the parties thereto will use their respective reasonable efforts (including voting or causing to be voted all of our voting shares beneficially owned by each) so that no amendment is made to our Restated Certificate of Incorporation or Bylaws in effect as of the date of the Stockholders Agreement (i) that would add restrictions to the transferability of our shares by the Seller, any Fortress Affiliate Stockholder or their permitted transferees that are beyond those provided for in our Restated Certificate of Incorporation, the Stockholders Agreement or applicable securities laws or (ii) that nullify the rights set out in the Stockholders Agreement of the Seller, any Fortress Affiliate Stockholder or their permitted transferees unless such amendment is approved by such Stockholder.

In connection with the Purchase Agreement, the Company and Purchaser have agreed to a form of Amended and Restated Stockholders Agreement with similar terms to those contained in the Stockholders Agreement to be executed and delivered upon the consummation of the Private Sale, subject to fulfillment of the conditions described below. For more information regarding the Amended and Restated Stockholders Agreement, see the section of this Information Statement entitled “Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement.”

Designation and Election of Directors

The Stockholders Agreement provides that, for so long as the Stockholders Agreement is in effect, we and each Stockholder shall take all reasonable actions within our respective control (including voting or causing to be voted all of the securities entitled to vote generally in the election of our directors held of record or beneficially owned by such Stockholder, and, with respect to us, including in the slate of nominees recommended by the Board those individuals designated by Fortress) so as to elect to the Board, and to cause to continue in office, not more than six directors (or such other number as Fortress may agree to in writing), of whom, at any given time:

•	a number of directors equal to a majority of the Board, plus one director, shall be individuals designated by Fortress, for so long as Fortress directly or indirectly beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Seller, at least 30% of our voting power;

•	a number equal to a majority of the Board, minus one director, shall be individuals designated by Fortress, for so long as Fortress directly or indirectly beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Seller, less than 30% but at least 20% of our voting power, provided that if the Board consists of six or fewer directors, then Fortress shall have the right to designate a number of directors equal to three directors;
•	a number of directors (rounded up to the nearest whole number) that would be required to maintain Fortress’ proportional representation on the Board shall be individuals designated by Fortress for so long as Fortress directly or indirectly beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Seller, less than 20% but at least 10% of our voting power, provided that if the Board consists of six or fewer directors, then Fortress shall have the right to designate two directors; and
•	a number of directors (rounded up to the nearest whole number) that would be required to maintain Fortress’ proportional representation on the Board shall be an individual designated by Fortress for so long as Fortress directly or indirectly beneficially owns, together with its affiliates and permitted transferees and giving effect to Fortress’ proportionate interest in shares of our common stock held by the Seller, less than 10% but at least 5% of our voting power, provided that if the Board consists of six or fewer directors, then Fortress shall have the right to designate one director.

In accordance with the Stockholders Agreement, Fortress has designated Messrs. Edens, Guthrie, Jacobs and Lott and Ms. Kotval.

Indemnification

The Stockholders Agreement provides that we will indemnify the Seller and its officers, directors, employees, agents and affiliates against losses arising out of third-party claims (including litigation matters and other claims) based on, arising out of or resulting from:

•	the ownership or the operation of our assets or properties and the operation or conduct of our business; and
•	any other activities we engage in.

In addition, we have agreed to indemnify the Seller and its officers, directors, employees, agents and affiliates against losses, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act, relating to misstatements in or omissions from the registration statement filed in connection with our IPO, and any other registration statement or report that we file, other than misstatements or omissions made in reliance on information relating to and furnished by the Seller for use in the preparation of that registration statement or report.

Registration Rights

Demand Rights. Under our Stockholders Agreement, each Stockholder (as such term is used therein) has, for so long as such Stockholder directly or indirectly beneficially owns, together with Fortress and its affiliates, an amount of our common stock (whether owned at the time of this offering or subsequently acquired) equal to or greater than 1% of our shares of common stock issued and outstanding immediately after the consummation of our IPO (a “Registrable Amount”), “demand” registration rights that allow the Stockholder, for itself and for Fortress and its affiliates and permitted transferees, at any time after 180 days following the date of the Stockholders Agreement, to request that we register under the Securities Act an amount equal to or greater than a Registrable Amount. The Stockholder, for itself and for Fortress and its affiliates and permitted transferees, will be entitled to unlimited demand registrations so long as such persons, together, beneficially own a Registrable Amount. We will not be required to effect any demand registration within one month of a “firm commitment” underwritten offering to which the requestor held “piggyback” rights, described below, and which included at least 50% of the shares of common stock requested by the requestor to be included. We will not be obligated to grant a request for a demand registration within one month of any other demand registration.

Piggyback Rights. Under our Stockholders Agreement, for so long as Stockholders (as such term is used therein) beneficially own a Registrable Amount and subject to certain other conditions, Stockholders have

“piggyback” registration rights that allow them to include the common stock that they own in any public offering of equity securities initiated by us (other than those public offerings pursuant to registration statements on Forms S-4 or S-8 or pursuant to an employee benefit plan arrangement) or by any of our other stockholders that have registration rights. These “piggyback” registration rights will be subject to proportional cutbacks based on the manner of the offering and the identity of the party initiating such offering.

Shelf Registration. Under our Stockholders Agreement, we granted to the Seller or any of its respective permitted transferees, for so long as the Seller, together with Fortress and its affiliates and permitted transferees, beneficially owns a Registrable Amount, the right to request a shelf registration on Form S-3 providing for offerings of our common stock to be made on a continuous basis until all shares covered by such registration have been sold, subject to our right to suspend the use of the shelf registration prospectuses for a reasonable period of time (not exceeding 60 days in succession or 90 days in the aggregate in any 12-month period) if we determine that certain disclosures required by the shelf registration statements would be detrimental to us or our stockholders. In addition, the Seller, for itself and for Fortress and its affiliates and permitted transferees, may elect to participate in such shelf registrations within five days after notice of the registration is given.

Indemnification; Expenses; Lock-ups

Under our Stockholders Agreement, we have agreed to indemnify the applicable selling Stockholder and its officers, directors, employees, managers, members, partners, agents and controlling persons against any losses or damages resulting from any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which it sells shares of our common stock, unless such liability arose from the applicable selling Stockholder’s misstatement or omission, and the applicable selling Stockholder will agree to indemnify us against all losses caused by its misstatements or omissions. We will pay all registration and offering-related expenses incidental to our performance under the Stockholders Agreement, and the applicable selling Stockholder will pay its portion of all underwriting discounts, commissions and transfer taxes, if any, relating to the sale of its shares of common stock under the Stockholders Agreement. We have entered into, and have caused our officers and directors to enter into, lock-up agreements in connection with any exercise of registration rights by the Seller, for itself and for Fortress and its affiliates and permitted transferees.

Observer Rights

Under our Stockholders Agreement, for so long as the Stockholders have at least 10% of our voting power, Fortress shall have the right to designate up to two non-voting representatives to attend meetings of our Board and committees of the Board.

The foregoing description of the Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders Agreement, which has been filed as Exhibit 10.5 to OneMain’s Quarterly Report on Form 10-Q for the period ended September 30, 2013, filed with the SEC on November 12, 2013.

Transactions with Affiliates

SpringCastle. During 2017, we received $37 million in servicing fee revenue for servicing loans included in the SpringCastle Funding Trust 2016-A securitization and certain loan accounts beneficially owned by SpringCastle America, LLC, SpringCastle Credit, LLC and SpringCastle Finance, LLC that are not included in the SpringCastle Funding Trust 2016-A securitization. At December 31, 2017, the servicing fee receivable from the SpringCastle Funding Trust 2016-A securitization totaled $3 million.

Subservicing Agreement. Nationstar Mortgage LLC (“Nationstar Mortgage”) subservices the real estate loans of certain of our indirect subsidiaries (collectively, the “Owners”). Investment funds managed by affiliates of Fortress indirectly own a majority interest in Nationstar Mortgage. The Owners paid Nationstar Mortgage subservicing fees of $1 million in 2017.

Investment Management Agreement. Logan Circle Partners, L.P. (“Logan Circle”) provides investment management services for a portion of our investments. Logan Circle was previously a wholly owned subsidiary of Fortress. On September 15, 2017, Fortress sold its interest in Logan Circle to MetLife and, as a result, Logan Circle is no longer an affiliate of Fortress. Costs and fees incurred for these investment management services were less than $1 million for 2017.

Asset-Backed Security Purchases. Certain affiliates of Apollo have entered into or will enter into, from time to time, ordinary course purchases of asset-backed securities issued by affiliates of the Company.

Share Purchase Agreement

On January 3, 2018, the Company, advised by Skadden, Arps, Slate, Meagher & Flom LLP, upon the recommendation and approval of the Transaction Committee and advised separately by Davis Polk & Wardwell LLP (as legal counsel) and PJT Partners LP (as financial advisor), entered into the Purchase Agreement with Seller and Purchaser. Pursuant to the Purchase Agreement, Purchaser agreed to purchase 54,937,500 shares of Company Common Stock beneficially owned by Seller at a purchase price per share of $26.00, for an aggregate purchase price of approximately $1,428,375,000 in cash. The Purchased Shares represented approximately 40.5% of the outstanding Company Common Stock, as of the Record Date. Purchaser will fund the Private Sale through equity investments by its limited partners, for which it has obtained written commitments. Upon the closing of the Private Sale, Purchaser will own approximately 40.5% of the outstanding shares of Company Common Stock on a fully diluted basis calculated based on the number of shares of Company Common Stock outstanding, as of the Record Date.

The Purchase Agreement contains customary representations, warranties and covenants in respect of each of the Company, Seller and Purchaser. No indemnification by the Company is contemplated by the Purchase Agreement. The completion of the Private Sale remains subject to various conditions, including, among others: (i) the receipt of certain regulatory approvals and consents, including receipt of approvals, licenses or consents from applicable state regulatory authorities governing consumer lending and insurance in the various states in which the Company or any Company subsidiary operates; (ii) the execution and delivery of the Amended and Restated Stockholders Agreement; and (iii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the Company, Seller and Purchaser and the compliance by each of the Company, Seller and Purchaser with their respective obligations under the Purchase Agreement. The completion of the Private Sale is not subject to any financing contingency.

Seller and Purchaser have the right to terminate the Purchase Agreement under certain circumstances, including, among others: (1) mutual consent, (2) material uncured breach by the other party, (3) failure to consummate the Private Sale by August 3, 2018, subject to a possible two (2)-month extension for the receipt of regulatory approvals or (4) issuance of a final, non-appealable order of any governmental entity that makes illegal, restrains, enjoins or prohibits the consummation of the Private Sale or imposes any condition, limitation or qualification that, individually or together, would or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Purchaser and its Subsidiaries (as defined in the Purchase Agreement) (taken as whole) or the Sponsors (as defined in the Purchase Agreement) (taken as a whole).

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which has been filed as Exhibit 10.1 to OneMain’s Current Report on Form 8-K, filed with the SEC on January 4, 2018.

Amended and Restated Stockholders Agreement

General

In connection with the Purchase Agreement, the Company and Purchaser have agreed to a form of Amended and Restated Stockholders Agreement to be executed and delivered upon the consummation of the Private Sale, subject to fulfillment of the conditions described above. As discussed further below, the Amended and Restated Stockholders Agreement shall provide certain rights to Purchaser with respect to the designation of directors for nomination and election to the Board, as well as registration rights for certain of our securities beneficially owned, directly or indirectly, by Purchaser and its affiliates and permitted transferees.

Board Representation

Immediately following the Closing, the Board will consist of nine directors. Following the Closing, for so long as Purchaser (together with any Permitted Transferees (as defined in the Amended and Restated Stockholders Agreement) (Purchaser and any Permitted Transferees, collectively the “Stockholders”)) beneficially owns:

•	at least 33% of the outstanding shares of Company Common Stock and other securities of the Company entitled to vote generally in the election of directors of the Company (together, the “Company Securities”), Purchaser will be entitled to designate a number of directors equal to the majority of the Board, plus one director and in these circumstances the majority of the directors of the Board shall be independent (the “Independent Directors”);
•	less than 33%, but at least 20%, of the Company Securities, Purchaser will be entitled to designate a number of directors equal to the majority of the Board, minus one director, unless the Board consists of six or fewer directors, in which case, Purchaser shall be entitled to designate two directors to the Board;
•	less than 20%, but at least 10%, of the Company Securities, Purchaser will be entitled to designate a number of directors proportional to its interest (rounded up to the nearest whole number), unless the Board consists of six or fewer directors, in which case, Purchaser shall be entitled to designate two directors to the Board; and
•	less than 10%, but at least 5%, of the Company Securities, Purchaser will be entitled to designate a number of directors proportional to its interest (rounded up to the nearest whole number), unless the Board consists of six or fewer directors, in which case, Purchaser shall be entitled to designate one director to the Board. Purchaser’s right to nominate directors to the Board may not be transferred to a subsequent third-party acquirer of its shares of the Company Securities. The size of the Board may not be decreased from nine directors without approval of the Independent Directors. The Company covenants to take all reasonable actions to cause to be elected, and to continue in office, such nominees of Purchaser.

Voting Obligations

Purchaser shall refrain from taking any action to remove, or voting in favor of the removal, from the Board, prior to the expiration of their existing term, three of the directors who are currently serving on the Board and who will remain on the Board following the Closing, in each case other than for cause.

Standstill Provisions

The “Standstill Period” shall mean the period beginning on the date the Amended and Restated Stockholders Agreement is executed and ending on the earlier of (i) two years from January 3, 2018 or (ii) such time as the Stockholders collectively have beneficial ownership of less than 20% of the Company Securities. The Stockholders agree that, during the Standstill Period, they shall not, and shall cause certain of their affiliates (such affiliates, “Controlled Affiliates”), and shall direct their representatives acting at their direction, and shall cause their affiliates’ representatives acting at such affiliates’ direction, not to, directly or indirectly, as part of a “group” (as such term is applied under Section 13(d) of the Exchange Act), effect, or enter into any agreement to effect, (x) any acquisition of any Company Securities, or rights or options to acquire any Company Securities, in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions pursuant to any agreement, arrangement or understanding or otherwise or (y) any tender or exchange offer, consolidation, business combination, acquisition, merger or other extraordinary transaction involving the Company or a material portion of the assets of the Company, in each case without the approval of the majority of the Independent Directors who are disinterested and independent under Delaware law (the “Disinterested Directors”), in each case subject to certain exceptions. Beginning six months after the Closing, the Stockholders may purchase additional shares of Company Securities so that the Stockholders own, in the aggregate (including Company Securities previously owned by Purchaser and its affiliates), up to a maximum beneficial ownership of 52% of the Company Securities.

Matters Reserved for Approval of the Disinterested Directors

For as long as the Stockholders have beneficial ownership of at least 20% of the Company Securities, the following actions shall require the approval of the majority of the Disinterested Directors:

•	any transaction or series of transactions between any Stockholder or any of their respective affiliates, on the one hand, and the Company or any of its subsidiaries, on the other hand, that could reasonably be expected to have a value in excess of $30,000,000 (other than ordinary course purchases of asset-backed securities from the Company or any of its subsidiaries on arms-length, market terms in an amount not exceeding $500,000,000 in any transaction);

•	any enforcement or waiver of the rights of the Company or any of its subsidiaries under any agreement between the Company or any of its subsidiaries, on the one hand, and any Stockholder or any of their respective affiliates, on the other hand; and
•	any management, monitoring, service, transaction or other similar fee payable to any Stockholder or any of their respective affiliates, with the exception of certain pre-approved transactions.

Until the third anniversary of January 3, 2018, each Stockholder agrees that it shall not, and shall cause each of its affiliates not to, directly or indirectly, alone or in concert with any other person, engage in any “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act without the approval of the majority of the Disinterested Directors. Until the second anniversary of January 3, 2018, each Stockholder agrees that it shall not transfer (or enter into an agreement to transfer), record or beneficial ownership of any Company Securities to a person or “group” (as defined in Section 13(d)(3) of the Exchange Act) without the approval of the majority of the Disinterested Directors. The Disinterested Directors may additionally approve the actions requiring Disinterested Director approval as described in “Standstill Provisions” above.

Registration Rights

Following 180 days after the Closing, the Stockholders will be entitled to customary demand and “piggyback” registration rights, subject to customary underwriter cutbacks.

Termination

The Amended and Restated Stockholders Agreement will automatically terminate on the date the Stockholders beneficially own less than the Registrable Amount.

The foregoing description of the Amended and Restated Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Stockholders Agreement, which has been filed as Exhibit 10.2 to OneMain’s Current Report on Form 8-K, filed with the SEC on January 4, 2018.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, or any person who will become a director upon completion of the transactions contemplated by the Purchase Agreement, is a party adverse to the Company or has a material interest adverse to the Company.

ADDITIONAL INFORMATION

The Company files annual, quarterly and current reports, proxy statements and other information with the SEC. These filings are available to the public to read and copy at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. These filings are also available to the public from commercial document retrieval services and on the website maintained by the SEC at www.sec.gov.

Such information will also be furnished upon written request to OneMain Holdings, Inc., 601 NW Second Street, Evansville, Indiana 47708, Attention: Secretary, and can also be accessed through the Company’s website at www.onemainfinancial.com.

By Order of the Board of Directors,

OneMain Holdings, Inc.

/s/ JAY N. LEVINE
Jay N. Levine President & CEO